SECUR  ION

12011048

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 46579

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/11_____ AND ENDING ___12/31/11___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRANSACTIONDRIVERS LLC
                                      DBA KANE & COMPANY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1000 MANNING AVENUE
_____
                                    (No. and Street)

LOS ANGELES   CALIFORNIA   90024
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL W. KANE   310/208-1166
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, BARON, GOODYEAR, LLP
_____
                  (Name – if individual, state last, first, middle name)

6700 E. PACIFIC COAST HWY., #255, LONG BEACH, CA 90803
        (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____MICHAEL W. KANE_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____TRANSACTIONDRIVERS LLC DBA KANE & COMPANY_____, as of _____DECEMBER 31_____, 20_11_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

_____

_____

_____

_____

Signature MICHAEL W. KANE

MANAGING MEMBER
Title

SEE ATTACHED.
Notary Public

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

_____   _____
Signature of Document Signer No. 1   Signature of Document Signer No. 2 (if any)

State of California

County of __LOS ANGELES__

Subscribed and sworn to (or affirmed) before me on this

__10TH__ day of __FEBRUARY__, 20__12__, by
 Date   Month   Year

(1)____GREGORY A. GOODYEAR____,
                        Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me (.) ☒

(and

(2)_____,
                        Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me.)

Signature _____
                               Signature of Notary Public

GEORGIA F. SHAW

Place Notary Seal Above

―――――――――――――――― OPTIONAL ――――――――――――――――

Though the information below is not required by law, it may prove
valuable to persons relying on the document and could prevent
fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document
                    SEC ANNUAL AUDITED REPORT
Title or Type of Document:__FORM X-17 A-5, PART III__

Document Date: __FEBRUARY 3, 2012__ Number of Pages: __4__

Signer(s) Other Than Named Above: __MICHAEL W. KANE__

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
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CONTENTS



GOODRICH • BARON • GOODYEAR LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
TransactionDrivers LLC
dba Kane & Company
Los Angeles, California

We have audited the accompanying statement of financial condition of TransactionDrivers LLC dba Kane & Company as of December 31, 2011, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of TransactionDrivers LLC dba Kane & Company as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Long Beach, California
February 3, 2012

TransactionDrivers LLC
dba KANE & COMPANY
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash in bank		$ 24,547
Property and equipment:		
Furniture and fixtures	$ 6,425	
Office equipment	1,500	
	7,925	
Accumulated depreciation	(7,363)	
Net property and equipment		562
Total assets		$ 25,109

LIABILITIES AND MEMBER'S EQUITY

Liabilities	$ -
Member's equity	25,109
Total liabilities and member's equity	$ 25,109

The accompanying notes are an integral part of this financial statement.

(1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its only office in Los Angeles, California, and is subject to a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. The Company's revenues consist of fees for advisory services in connection with mergers and acquisitions as well as consulting fees.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Actual results could differ from those estimates and such differences could be material.

Property and Equipment

Property and equipment are stated at its estimated value at the date contributed by the Managing Member. Depreciation of property and equipment is provided over their estimated useful life which is generally five years using the straight-line method.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2011.

Income Taxes

As a limited liability company, the earnings and losses will be included in the personal income tax returns of the member and taxed depending on his personal tax strategies. Accordingly, the Company does not incur additional income tax obligations, and the financial statements do not include a provision for income taxes, except for the California minimum tax.

(2)   SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was February 3, 2012. No transactions or events were found to that were material enough to require recognition in the financial statements.

(3)   NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement pursuant to SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis; however, as of December 31, 2011, the net capital was $24,547 which exceeded the required minimum capital by $19,547 and the aggregate indebtedness to net capital ratio was not applicable as there was no aggregate indebtedness.